ROPES & GRAY LLP
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Adam M. Schlichtmann T +1 617 951 7114 adam.schlichtmann@ropesgray.com

April 23, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number No. 311 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on February 28, 2025, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the Amendment, relating to (i) the registration of a new share class of State Street Institutional U.S. Government Money Market Fund and (ii) the reflection of State Street Institutional Liquid Reserves Government Money Market Fund’s (formerly State Street Institutional Liquid Reserves Fund) conversion to a “government money market fund” as defined in Rule 2a-7 of the Investment Company Act of 1940, as amended (the “1940 Act”), that Mr. Michael Pawluk of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on April 14, 2025. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

We note that the Registration Statement contains bracketed disclosures. The Staff may have comments on such portions when they are completed in a subsequent filing or when supplied in your correspondence filing.

Response: The Funds acknowledge this comment.

2.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. Please make conforming disclosure changes were applicable.

Response: The Funds acknowledge this comment.

3.

In all instances where a contractual expense cap is in place, please ensure any applicable fee and expense table disclosure conforms with the requirements of Item 3 and related instructions in Form N-1A.

Response: The Funds confirm that where a contractual expense cap is in place, the applicable fee and expense table disclosure conforms with the requirements of Item 3 and related instructions in Form N-1A.

4.

We note that certain principal risks provided in response to Item 9 do not seem to appear in the corresponding Item 4 risk disclosure. Please ensure that Item 4 contains a summary of all principal risks included in Item 9.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

5.

The prospectus for the Bancroft Capital Class contains the following disclosure on page 18 under the heading “Purchasing Shares.” Please check whether this disclosure should be removed or modified as it appears that this prospectus only offers a single class of shares.

“The Fund offers six classes of shares through this Prospectus: Institutional Class, Administration Class, Investment Class, Investor Class, Premier Class and Opportunity Class is available to you subject to the eligibility requirements set forth below. All classes of the Fund share the same investment objective and investments, but the different share classes have different expense structures and eligibility requirements.”

Response: The Fund has revised this disclosure to state, “The Funds offer one class of shares through this Prospectus: Bancroft Capital Class is available to you subject to the eligibility requirements set forth below. Bancroft Capital Class shares may be purchased through certain Financial Intermediaries or, if you are a client of Bancroft Capital, LLC or its affiliates, through accounts maintained with Bancroft Capital, LLC or its affiliates. Bancroft Capital, LLC or your Financial Intermediary may impose policies, limitations and fees, which are different than those described herein. All classes of a Fund share the same investment objective and investments, but the different share classes have different expense structures and eligibility requirements.”

6.

The prospectus for the Bancroft Capital Class contains the following disclosure related to six classes of share on page 19 under the heading “Purchasing Shares.” Please check whether this disclosure should be tailored since this prospectus only offers a single class of shares.

“The minimum initial investment in Institutional Class, Administration, Investment, Investor, Premier and Opportunity shares of the Funds is $25 million, $1 thousand, $250, $10 million, $250 million and $25 million, respectively, although the Adviser may waive the minimum in its discretion.”

Response: The Fund has revised this disclosure to state, “The minimum initial investment in Bancroft Capital Class shares of the Funds is $25 million, although the Adviser may waive the minimum in its discretion..”

7.

Under the heading “Exchanging Shares,” the prospectus for the Bancroft Capital Class contains disclosure about six classes of shares. Please check whether this disclosure should be tailored since this prospectus only offers a single class of shares.

Response: The Fund confirms that this section has been revised to refer only to the Bancroft Capital Class.

8.

Under the heading “Financial Intermediary Arrangements,” the prospectus for the Bancroft Capital Class contains disclosure about other classes of shares. Please check whether this disclosure should be tailored since this prospectus only offers a single class of shares.

Response: The Fund confirms that this section has been revised to refer only to the Bancroft Capital Class.

9.

In the prospectus for State Street Institutional Liquid Reserves Government Money Market Fund Trust Class (TILXX) and State Street Institutional U.S. Government Money Market Fund Trust Class (——) (the “Trust Class Prospectus”), the following disclosure appears under the heading titled “Management and Organization.” Since both funds in the prospectus invest in the same master portfolio, please consider whether to revise this disclosure.

“Each Fund invests as part of a “master/feeder” structure. Each Fund currently seeks to achieve its investment objective by investing substantially all of its investable assets in a corresponding Portfolio, a separate mutual fund, that has substantially identical investment objective, investment policies, and risks as the Fund. All discussions about a Fund’s investment objective, policies and risks should be understood to refer also to the investment objectives, policies and risks of the corresponding Portfolio.”

Response: The Funds note that the State Street Treasury Plus Money Market Fund will be added to the Trust Class Prospectus. Since the State Street Treasury Plus Money Market Fund invests in a different master portfolio, the Funds have determined not to make any changes at this time.

10.

In the prospectus for State Street Institutional Liquid Reserves Government Money Market Fund Trust Class (TILXX) and State Street Institutional U.S. Government Money Market Fund Trust Class (——), disclosure in the third paragraph under the heading “Purchasing Shares” refers to the minimum initial investment of Trust Class. Please confirm whether this disclosure is appropriate if the share class has been soft closed.

Response: The Fund will revise the above referenced disclosure as follows:

The minimum initial investment in Trust Class ~~of~~at the time the Funds ~~is~~ closed to new investors was $15 million, although the Adviser may waive the minimum.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann